Exhibit 99.3

Itaú Corpbanca shareholders approved a capital increase for Ch$830 billion

"This is good news, because it will allow us to converge to CET1 capitalization ratios around 10% ‒in line with the main local banks‒, boost our growth and digital transformation," said at the end of the shareholders' meeting, Itaú Corpbanca’s CEO, Gabriel Moura

SANTIAGO, Chile, Jul. 13, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that the Extraordinary Shareholders' Meeting held on this date agreed to approve the Ch$830 billion capital increase proposed by the board of directors, with the aim of supporting the bank's future growth and digital transformation.

With this capital increase, the bank will obtain new funding to support its growth and digital transformation, at the same time that it will achieve capital ratios in line with main peers in the local industry, including the effect on capital ratios due to the increase in share ownership of Itaú Corpbanca Colombia. This acquisition is in accordance with the provisions set forth in the Transaction Agreement, entered into on January 29, 2014, and is subject to regulatory approvals in Chile, Brazil and Colombia.

"We took an important step in the evolution of the bank, we had strong support from our shareholders, and this reinforces that we are on the right path," said Gabriel Moura, Itaú Corpbanca’s CEO.

The capital increase would be effective through the issuance of 461,111 million new shares and its realization and implementation was delegated to the board of directors, in accordance with the terms approved by the aforementioned shareholders' meeting, and subject to the corresponding regulatory approvals from the Chilean Commission for the Financial Market. Management estimates the capital increase process to be completed in the fourth quarter of this year.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of May 31, 2021, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.8% market share. As the same date, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and tenth in terms of total deposits, as reported under local regulatory and accounting principles. As of April 30, 2020, its market share by loans reached 4.0%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl